August 6, 2019

Francis R. Amato
Chief Executive Officer
electroCore, Inc.
150 Allen Road, Suite 201
Basking Ridge, New Jersey 07920

       Re: electroCore, Inc.
           Registration Statement on Form S-3
           Filed July 15, 2019
           File No. 333-232655

Dear Mr. Amato:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3 filed July 15, 2019

Choice of Forum, page 22

1. We note that your disclosure regarding your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." The exclusive forum provision in your certificate of incorporation, however, appears to include a subject matter jurisdiction carve out. Please revise so that your disclosure in your prospectus is consistent with the provision in your certificate of incorporation. Also, please disclose whether this provision applies to actions arising under Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits
 Francis R. Amato
electroCore, Inc.
August 6, 2019
Page 2
      brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. With regard to your disclosure about Securities Act claims, please revise your prospectus to disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Branch Chief, at
(202) 551-3617 with any questions.



                                                           Sincerely,
FirstName LastNameFrancis R. Amato
                                                           Division of
Corporation Finance
Comapany NameelectroCore, Inc.
                                                           Office of
Electronics and Machinery
August 6, 2019 Page 2
cc:       John L. Cleary, II, Esq.
FirstName LastName